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                                                                   Exhibit 16.1




                               January 16, 1998



Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Province Healthcare Company (formerly Brim, Inc.) and, under the date of March 8, 1996, except for Note 1 as to which the date is December 22, 1997, we reported on the consolidated financial statements of Province Healthcare Company (formerly Brim, Inc.) as of December 31, 1995 and for the years ended December 31, 1994 and 1995. On December 18, 1996, our appointment as principal accountants was terminated. We have read Province Healthcare Company's statements included under Item 11(i) (of the General Instruction to Form S-1) under the caption "Change in Accountants" at page 71 of its Pre-effective Amendment No. 4 to Form S-1 dated January 16, 1998, and we agree with such statements.


                                        KPMG Peat Marwick LLP